Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                            For the month of May 2006
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: May 17, 2006

List of materials

Documents attached hereto:


i)  Press release announcing Stock Options (Stock Acquisition Rights)

ii) Press release announcing Notice on amendment of a part of the Articles of Incorporation




                                              Sony Corporation
                                              6-7-35 Kitashinagawa, Shinagawa-ku
                                              Tokyo, 141-0001 Japan

                                              May 17, 2006



                    Stock Options (Stock Acquisition Rights)

Sony Corporation (the "Corporation") resolved at a meeting of its Board of Directors today to propose an agenda asking for authorization to issue stock acquisition rights to directors, corporate executive officers and employees of the Corporation and its subsidiaries as outlined below, for the purpose of granting stock options, pursuant to the provisions of Articles 236, 238 and 239 of the Company Law, and to delegate the determination of the terms of such stock acquisition rights to the Board of Directors of the Corporation. The proposal will be made at its 89th ordinary general meeting of shareholders to be held on June 22, 2006.

I. The reason why the Corporation needs to offer for subscription of stock acquisition rights upon especially favorable terms.

    The Corporation will issue stock acquisition rights to directors, corporate executive officers and employees of the Corporation and its subsidiaries for the purposes of giving directors, corporate executive officers and employees of the Corporation and its subsidiaries an incentive to contribute towards the improvement of the business performance of the Corporation and its group companies (hereinafter referred to as the "Group") and thereby improving such business performance of the Group, by making the economic interest which such directors, corporate executive officers or employees will receive correspond to the business performance of the Corporation.

II. Matters regarding, and the maximum limit of the aggregate numbers of, stock acquisition rights (hereinafter referred to as the "Stock Acquisition Rights") which terms the Board of Directors of the Corporation may determine pursuant to the delegation of such determination by the approval of this general meeting of shareholders.

1. Maximum Limit of Aggregate Numbers of Stock Acquisition Rights Not exceeding 27,500.

2. The Stock Acquisition Rights are issued without the payment to the Corporation of any consideration.

3.  Matters regarding Stock Acquisition Rights

(1) Class and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights

    The class of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall be shares of common stock of the Corporation, and the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right (hereinafter referred to as the "Number of Granted Shares") shall be 100 shares of common stock of the Corporation.

    The aggregate number of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall not exceed 2,750,000 shares of common stock of the Corporation. However, in the event that the Number of Granted Shares is adjusted pursuant to (2) below, the aggregate number of shares to be issued or transferred upon exercise of Stock Acquisition Rights shall not exceed the number obtained by multiplying the Number of Granted Shares after adjustment by the maximum limit of the aggregate number of Stock Acquisition Rights as prescribed in 1. above.

(2) Adjustment of Number of Granted Shares

    In the event that the Corporation conducts a stock split (including non-paid allotment (musho-wariate)) or a consolidation of the shares of common stock of the Corporation after the date of a resolution of this general meeting of shareholders, the Number of Granted Shares shall be adjusted in accordance with the following formula:

      Number of              Number of                   Ratio of split
      Granted Shares     =   Granted Shares         x    or consolidation
      after adjustment       before adjustment

    Any fraction less than one (1) share resulting from the adjustment shall be disregarded.

(3) Amount of the Assets to be Contributed upon Exercise of Stock Acquisition Rights

    The amount of the assets to be contributed upon exercise of Stock Acquisition Rights shall be the amount obtained by multiplying the amount to be paid in per share to be issued or transferred upon exercise of Stock Acquisition Rights (hereinafter referred to as the "Exercise Price"), which is provided below, by the Number of Granted Shares.

    (i) Initial Exercise Price

        The Exercise Price shall initially be as follows.

        (A) Stock Acquisition Rights with Exercise Price Denominated in Yen

            The Exercise Price shall be initially the average of the closing prices of shares of common stock of the Corporation in the regular trading thereof on the Tokyo Stock Exchange (each hereinafter referred to as the "Closing Price") for the ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the allotment date of such Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen); provided, however, that if such calculated price is lower than any of (a) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the day that is immediately after the allotment date of Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one
            (1) yen), (b) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the date (being the allotment date of Stock Acquisition Rights) on which the Corporation fixes the Exercise Price (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen), or (c) the Closing Price on the allotment date of Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the highest price among (a), (b) and (c) above.

        (B) Stock Acquisition Rights with Exercise Price Denominated in U.S. Dollars

            The Exercise Price shall be initially the U.S. dollar amount obtained by dividing the average of the Closing Prices for the ten
            (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the allotment date of such Stock Acquisition Rights (hereinafter referred to as the "Reference Yen Price") by the average of the exchange rate quotations by a leading commercial bank in Tokyo for selling spot U.S. dollars by telegraphic transfer against yen for such ten (10) consecutive trading days (hereinafter referred to as the "Reference Exchange Rate") (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1) cent); provided, however, that if the Reference Yen Price is lower than any of (a) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the day that is immediately after the allotment date of Stock Acquisition Rights, (b) the average of the Closing Prices for the thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the date (being the allotment date of Stock Acquisition Rights) on which the Corporation fixes the Exercise Price or (c) the Closing Price on the allotment date of Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the U.S. dollar amount obtained by dividing the highest price among (a), (b) and (c) above by the Reference Exchange Rate (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one
            (1) cent).

    (ii) Adjustment of Exercise Price

         In the event that the Corporation conduct a stock split (including non-paid allotment (musho-wariate)) or consolidation of the shares of common stock of the Corporation after the allotment date of Stock Acquisition Rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen or one (1) cent resulting from the adjustment shall be rounded up to the nearest one (1) yen or one (1) cent.


         Exercise Price     Exercise Price                       1
         after adjustment = before adjustment x  -------------------------------
                                                 Ratio of split or consolidation


    In addition, in the case of a merger with any other company, corporate split or capital reduction of the Corporation, or in any other case similar thereto where an adjustment of Exercise Price shall be required, in each case after the allotment date of Stock Acquisition Rights, the Exercise Price shall be adjusted appropriately to the extent reasonable.

(4) Period during which Stock Acquisition Rights May be Exercised

    The period during which Stock Acquisition Rights may be exercised will be the period from the allotment date of Stock Acquisition Rights to the day on which ten (10) years have passed from such allotment date.

(5) Conditions for the Exercise of Stock Acquisition Rights

    (i) No Stock Acquisition Right may be exercised in part.

   (ii) In the event of a resolution being passed at a general meeting of shareholders of the Corporation for an agreement for any consolidation, amalgamation or merger (other than a consolidation, amalgamation or merger in which the Corporation is the continuing corporation), or in the event of a resolution being passed at a general meeting of shareholder of the Corporation (or, where a resolution of a general meeting of shareholders is not necessary, at a meeting of the Board of Directors of the Corporation) for any agreement for share exchange (kabushiki-kokan) or any plan for share transfer (kabushiki-iten) pursuant to which the Corporation to become a wholly-owned subsidiary of another corporation , Stock Acquisition Right may not be exercised on and after the effective date of such consolidation, amalgamation, merger, share exchange (kabushiki-kokan) or share transfer (kabushiki-iten).

  (iii) Conditions for the exercise of Stock Acquisition Rights other than the conditions referred to above shall be determined by the Board of Directors of the Corporation.

(6) Mandatory Repurchase of Stock Acquisition Rights

    Not applicable.

(7) Matters concerning the Amount of Capital and the Additional Paid-in Capital Increased by the Issuance of the Shares upon Exercise of Stock Acquisition Rights

    (i) The amount of capital increased by the issue of the shares upon exercise of Stock Acquisition Rights shall be the amount obtained by multiplying the maximum limit of capital increase, as calculated in accordance with the provisions of Paragraph 1, Article 40 of the Company Accounting Regulation, by 0.5, and any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen.

   (ii) The amount of additional paid-in capital increased by the issue of the shares upon exercise of Stock Acquisition Rights shall be the amount obtained by deducting the capital to be increased, as provided in (i) above, from the maximum limit of capital increase, as also provided in
        (i) above.

(8) Restrictions on the Acquisition of Stock Acquisition Rights through Transfer

    The Stock Acquisition Rights can not be acquired through transfer, unless such acquisition is expressly approved by the Board of Directors of the Corporation.


Note: The issuance of the Stock Acquisition Rights shall be subject to the approval by shareholders on the agenda referred to above to be obtained at the 89th ordinary general meeting of shareholders of the Corporation to be held on June 22, 2006. In addition, terms of a specific issue and allotment of the Stock Acquisition Rights will be determined by the Board of Directors of the Corporation or the Corporate Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors of the Corporation after the general meeting of shareholders referred to above.


                                              Sony Corporation
                                              6-7-35 Kitashinagawa, Shinagawa-ku
                                              Tokyo, 141-0001 Japan

                                              May 17, 2006


         Notice on amendment of a part of the Articles of Incorporation

Sony Corporation (the "Corporation") resolved at a meeting of its Board of Directors today to propose an agenda asking for authorization to amend a part of the Articles of Incorporation as outlined below. The proposal will be made at its 89th ordinary general meeting of shareholders to be held on June 22, 2006.

1.   Reasons for Amendments

(1) Upon the enactment of the Company Law (Law No. 86, 2005), it is proposed that provisions of the Articles of Incorporation based on the Commercial Code be amended as follows:

     (i) By operation of the Law for Maintenance, Etc. of Relevant Laws Relating to the Enforcement of the Company Law (Law No. 87, 2005), as of the day of the enactment of the Company Law (May 1, 2006) following matters were deemed included in the Articles of Incorporation without obtaining the resolution of the general meeting of shareholders. Upon such deemed inclusion, it is proposed that such matters be reflected in the Articles of Incorporation.

     (ii) It is proposed that provisions for the following matters which are allowed if so provided for in the Articles of Incorporation shall be newly established:

           (a) allowance for the method which utilizes the Internet to provide a part of the information in connection with the matters that have to be described or indicated in the reference documents sent to shareholders at the time of convocation of the general meeting of shareholders

           (b) allowance for resolutions of the Board of Directors in writing

     (iii) To comply with the Company Law, it is proposed that the words and descriptions of the present Articles and quoted provisions from the Commercial Code be amended.

(2) All shares of Subsidiary Tracking Stock ("Tracking Stock"), the economic value of which is intended to be linked with Sony Communication Network Corporation's economic value were terminated and compulsorily converted to shares of Sony Common Stock on December 1, 2005. In connection therewith, it is proposed that all provisions concerning the Tracking Stock be deleted.

(3) In connection with the proposed relocation of the head office, it is proposed that the location of the head office be changed from Shinagawa-ku, Tokyo to Minato-ku, Tokyo.

(4) As a result of the addition and deletion of certain Articles, it is proposed that certain present Articles be renumbered. In addition, it is proposed that minor or technical changes in some of the descriptions of the present Articles be made as set forth below.

2.   Contents of Amendments
     Proposed amendments are set out in the attached.



                                        (Underlined portions are to be amended.)

Current Articles                       Proposed Amendment

              CHAPTER I                (Not amended)
          GENERAL PROVISIONS


Article 1. (Trade Name)

     The name of the Corporation shall (Not amended) be "Sony Kabushiki Kaisha" and in English translation it shall be
"SONY CORPORATION".


Article 1-2. (Special Exceptions       Article 2. (Corporations Having
        ---   ------------------               -   -------------------
              Applicable to                        Committees)
              -------------                        ----------
              Corporations Having
              -------------------
              Committees)
              ----------

     The Corporation shall be subject       The Corporation, being a corporation
                           ----------  having committees, shall have the
to exceptions applicable to            Board of Directors, Committees and
---------------------------            Accounting Auditors.
corporations having committees as
---------------------------------
provided for in Chapter II, Section IV
--------------------------------------
of the Law for Special Exceptions to
------------------------------------
the Commercial Code concerning Audit,
-------------------------------------
etc. of Kabushiki-Kaisha (hereinafter
-------------------------------------
referred to as the "Audit Special
---------------------------------
Exceptions Law").
----------------


Article 2. (Location of the Head       Article 3. (Location of the Head
        -   Office)                            -   Office)

     The head office of the                 The head office of the Corporation
Corporation shall be located at        shall be located at Minato-ku, Tokyo,
Shinagawa-ku, Tokyo, Japan.                                ---------
------------                           Japan.


Article 3. (Purpose)                   Article 4. (Purpose)
        -                                      -

     The purpose of the Corporation         (Not amended)
shall be to engage in the following
business activities:

     (1) Manufacture and sale of
electronic and electrical machines
and equipment;

     from (2) to (17) (Omitted)


Article 4. (Method of Public Notice)   Article 5. (Method of Public Notice)
        -                                      -

     Public notices of the Corporation      The method of public notices of the
shall be given by electronic public         -------------
         ----- --                      Corporation shall be electronic public
notices; provided, however, that if    notices; provided, however, that if
the Corporation is unable to give an   the Corporation is unable to give an
electronic public notice because of    electronic public notice because of an
accident or any other unavoidable                                          --
reason, public notices of the          accident or any other unavoidable
Corporation may be given in the Nihon  reason, public notices of the
Keizai Shimbun.                        Corporation may be given in the Nihon
                                       Keizai Shimbun.




              CHAPTER II               (Not amended)
                SHARES

Article 5. (Type and Number of Shares, Article 6. (Total Number of Shares
        -   --------------------------         -   ----------------------
            and Acquisition of                     Authorized to be Issued)
            ------------------                     -----------------------
            Treasury Stock)
            --------------

     1. In addition to the shares of        (Deleted)
     -------------------------------
Common Stock, the Corporation may
---------------------------------
issue the shares of stock prescribed
------------------------------------
in Chapter II-2 (hereinafter referred
-------------------------------------
to as the "shares of Subsidiary Tracking
----------------------------------------
Stock").
-------

     2. The total number of shares          The total number of shares
authorized to be issued by the         authorized to be issued by the
Corporation shall be three billion six Corporation shall be three billion six
hundred million (3,600,000,000), out   hundred million (3,600,000,000) shares.
                               -----                                   -------
of which three billion five hundred
-----------------------------------
million (3,500,000,000) shares shall
------------------------------------
be the shares of Common Stock and one
-------------------------------------
hundred million (100,000,000) shares
------------------------------------
shall be the shares of Subsidiary
---------------------------------
Tracking Stock; provided, however,
----------------------------------
that in the event that the shares of
------------------------------------
Common Stock are retired or the shares
--------------------------------------
of Subsidiary Tracking Stock are
--------------------------------
either retired or converted into the
------------------------------------
shares of Common Stock, the respective
--------------------------------------
numbers of shares so retired or
-------------------------------
converted shall be subtracted from the
--------------------------------------
respective total numbers of shares
----------------------------------
authorized to be issued by the
------------------------------
Corporation.                                (Deleted)
------------

     3. The Corporation may, by a
     ----------------------------
resolution of the Board of Directors,
-------------------------------------
purchase shares of the Corporation
----------------------------------
pursuant to Article 211-3, Paragraph
------------------------------------
1, Item 2 of the Commercial Code.
---------------------------------


Article 6. (Number of Shares           Article 7. (Number of Shares
        -   Constituting One Full Unit         -   Constituting One Full Unit of
            of Stock)                              Stock)

     The number of all classes of           The number of shares constituting
                   -----------         one full unit of stock shall be one
shares constituting one full unit of   hundred (100).
stock shall be one hundred (100).


     (New Article)                     Article 8. (Issuance of Share
                                       -----------------------------
                                       Certificates)
                                       ------------

                                            1. The Corporation shall issue share
                                            ------------------------------------
                                       certificates representing its issued
                                       ------------------------------------
                                       shares.
                                       ------

                                            2. Notwithstanding the provision of
                                            -----------------------------------
                                       the preceding paragraph, the
                                       ----------------------------
                                       Corporation shall not issue any
                                       -------------------------------
                                       certificates for shares constituting
                                       ------------------------------------
                                       less than one full unit.
                                       -----------------------


Article 7. (Shares Constituting Less   Article 9. (Request for the Sale of
        -                                      -   -----------------------
            Than One Full Unit)                    Shares Constituting Less Than
                                                   One Full Unit)

     1. The Corporation shall not      (Deleted)
     ----------------------------
issue any certificate for shares
--------------------------------
constituting less than one full unit
------------------------------------
(hereinafter referred to as "shares
-----------------------------------
constituting less than one full unit").
--------------------------------------

     2. A shareholder (including a          A shareholder (including a
     -                                 beneficial shareholder; hereinafter the
beneficial shareholder; hereinafter    same interpretation being applicable)
the same interpretation being          holding shares constituting less than
applicable) holding shares             one full unit may request the
constituting less than one full unit   Corporation to sell to the shareholder
may request the Corporation to sell to such amount of shares which will, when the shareholder such amount of shares added together with the shares
which will, when added together with   constituting less than one full unit,
the shares constituting less than one  constitute one full unit of stock.
full unit, constitute one full unit of
stock.


Article 8. (Transfer Agent)            Article 10. (Transfer Agent)
        -                                      --

     1. The Corporation shall appoint       1. The Corporation shall appoint a
a transfer agent in respect to shares. transfer agent. The transfer agent and
                 --------------------  its handling office shall be
The transfer agent and its handling    designated by a resolution of the
office shall be designated by a        Board of Directors of the Corporation
resolution of the Board of Directors   or a determination of the Corporate
of the Corporation or a determination  Executive Officer to whom the of the Corporate Executive Officer to  determination has been delegated by a
whom the determination has been        resolution of the Board of Directors
delegated by a resolution of the Board of the Corporation and public notice
of Directors of the Corporation and    thereof shall be given by the
public notice thereof shall be given   Corporation.
by the Corporation.

     2. The register of shareholders        2. The register of shareholders
(including the register of beneficial  (including the register of beneficial
shareholders; hereinafter the same     shareholders; hereinafter the same
interpretation being applicable) and   interpretation being applicable), the
                                 ---   register of lost share certificates
the register of lost share             and the register of stock acquisition
certificates of the Corporation shall  -------------------------------------
be kept at the handling office of the rights of the Corporation shall be transfer agent. The Corporation shall ------
cause the transfer agent to handle the kept at the handling office of the business pertaining to shares, such as transfer agent. The Corporation shall
registration of transfers of shares,   cause the transfer agent to handle the
-----------------------------------    business pertaining to shares and
entry (including the digital entry;                                  ---
hereinafter the same interpretation    stock acquisition rights, such as
being applicable) in the register of   ------------------------
beneficial shareholders, registration  entry (including digital entry;
----------               ------------  hereinafter the same interpretation
of lost share certificates, and        being applicable) into the register of
purchase and sale of shares                                --
constituting less than one full unit,  shareholders, the register of lost
etc. The Corporation itself shall not                ------------
handle the above matters directly.     share certificates, the register of
                                                           ---------------
                                       stock acquisition rights, and purchase
                                       ------------------------
                                       and sale of shares constituting less
                                       than one full unit, etc. The
                                       Corporation itself shall not handle
                                       the above matters directly.


Article 9. (Share Handling             Article 11. (Share Handling
        -   Regulations)                       --   Regulations)

     The business pertaining to shares      The business pertaining to shares
of the Corporation, including          and stock acquisition rights of the
                    ---------          ----------------------------
denominations of share certificates,   Corporation shall be governed by, in
-----------------------------------    addition to these Articles of
registration of transfers of shares,   Incorporation, the Share Handling
-----------------------------------    Regulations adopted or amended by a
entry in the register of beneficial    resolution of the Board of Directors
-----------------------------------    of the Corporation or the Corporate
shareholders, registration of lost     Executive Officer to whom the adoption
----------------------------------     or amendment has been delegated by a
share certificates, and purchase and   resolution of the Board of Directors
------------------------------------   of the Corporation.
sale of shares constituting less than
-------------------------------------
one full unit, etc. shall be governed
------------------
by, in addition to these Articles of
Incorporation, the Share Handling
Regulations adopted or amended by a
resolution of the Board of Directors
of the Corporation or the Corporate
Executive Officer to whom the adoption
or amendment has been delegated by a
resolution of the Board of Directors
of the Corporation.


Article 10. (Record Date)
------------------------

     1. The Corporation shall deem any      (Deleted)
     ---------------------------------
shareholder having voting rights as
-----------------------------------
appearing on the register of
----------------------------
shareholders as of the close of the
-----------------------------------
last day of each accounting period to
-------------------------------------
be a shareholder who is entitled to
-----------------------------------
exercise voting rights at the ordinary
--------------------------------------
general meeting of shareholders for
-----------------------------------
that particular accounting period.
---------------------------------

     2. In addition to the preceding
     -------------------------------
paragraph, whenever necessary, in
---------------------------------
accordance with a resolution of the
-----------------------------------
Board of Directors of the Corporation
-------------------------------------
or a determination of the Corporate
-----------------------------------
Executive Officer to whom the
-----------------------------
determination has been delegated by a
-------------------------------------
resolution of the Board of Directors
------------------------------------
of the Corporation and upon giving
----------------------------------
prior public notice, the Corporation
------------------------------------
may deem any shareholder or registered
--------------------------------------
pledgee whose name appears on the
---------------------------------
register of shareholders as of the
----------------------------------
close of a specified date to be the
-----------------------------------
shareholder or the pledgee who is
---------------------------------
entitled to exercise the rights of a
------------------------------------
shareholder or a pledgee.
------------------------


             CHAPTER II-2
             ------------

SHARES OF SUBSIDIARY TRACKING STOCK    (Deleted)


from Article 10-2. to Article 10-13.   (Deleted)
------------------------------------
(Omitted)


             CHAPTER III               (Not amended)
   GENERAL MEETINGS OF SHAREHOLDERS

Article 11. (Convocation)              Article 12. (Convocation)
        --                                     --

     The ordinary general meeting of        The ordinary general meeting of
shareholders shall be convened within  shareholders shall be convened within
three months after April 1 of each     three months after the end of each
                   ---------------                        ---------------
year, and an extraordinary general     business year, and an extraordinary
----                                   -------------
meeting of shareholders may be         general meeting of shareholders may be
convened whenever necessary, in any of convened whenever necessary in
                             --------- accordance with a resolution of the
the Wards of Tokyo or in the City of   Board of Directors of the Corporation.
------------------------------------
Yokohama in Kanagawa Prefecture in
-------------------------------
accordance with a resolution of the
Board of Directors of the Corporation.


                                       Article 13. (Record Date of Ordinary
                                       ------------------------------------
                                                    General Meetings of
                                                    -------------------
                                                    Shareholders)
                                                    ------------

     (New Article)                          The Corporation shall deem any
                                            ------------------------------
                                       shareholder having voting rights as
                                       -----------------------------------
                                       appearing on the register of
                                       ----------------------------
                                       shareholders as of the end of the
                                       ---------------------------------
                                       business year to be a shareholder who
                                       -------------------------------------
                                       is entitled to exercise voting rights
                                       -------------------------------------
                                       at the ordinary general meeting of
                                       ----------------------------------
                                       shareholders for that business year.
                                       -----------------------------------


Article 12. (Convocation of Meetings   Article 14. (Convocation of Meetings
        --   and Chairman)                     --   and Chairman)

     The Corporate Executive Officer        The Director who is concurrently in
previously determined by a resolution           -------------------------------
----------                             office as a Corporate Executive
of the Board of Directors of the       -----------
Corporation shall convene the general  Officer, as so determined in advance
meetings of shareholders and act as          --------            ----------
the chairman thereof. When such        by a resolution of the Board of
Corporate Executive Officer is unable  Directors of the Corporation, shall
---------------------------            convene the general meetings of
to act, another Corporate Executive    shareholders and act as the chairman
Officer, who shall be decided in       thereof. When such Director is unable
                      -------                             --------
accordance with an order of priority   to act, another Director being
previously determined by a resolution                  --------------
----------                             concurrently in office as a Corporate
of the Board of Directors of the       ---------------------------
Corporation, shall convene such        Executive Officer, who shall be so
general meetings and act as the                                        --
chairman thereof.                      designated in accordance with an order
                                       ----------
                                       of priority determined in advance by a
                                                              ----------
                                       resolution of the Board of Directors
                                       of the Corporation, shall convene such
                                       general meetings and act as the
                                       chairman thereof.


                                       Article 15. (Disclosure of Reference
                                       ------------------------------------
                                                    Documents for General
                                                    ---------------------
                                                    Meetings of Shareholders,
                                                    ------------------------
                                                    Etc. through the Internet)
                                                    -------------------------

     (New Article)                          Upon convening a general meeting of
                                            -----------------------------------
                                       shareholders, it may be deemed that
                                       -----------------------------------
                                       the Corporation has provided
                                       ----------------------------
                                       shareholders with necessary
                                       ---------------------------
                                       information that should be described
                                       ------------------------------------
                                       or indicated in reference documents
                                       -----------------------------------
                                       for the general meeting of
                                       --------------------------
                                       shareholders, business reports,
                                       ------------------------------
                                       non-consolidated financial statements,
                                       -------------------------------------
                                       and consolidated financial statements,
                                       -------------------------------------
                                       on condition that such information is
                                       -------------------------------------
                                       disclosed through the Internet in
                                       ---------------------------------
                                       accordance with the Ministry of
                                       -------------------------------
                                       Justice Ordinance.
                                       -----------------


Article 13. (Method of Adopting        Article 16. (Method of Adopting
        --   Resolutions)                      --   Resolutions)

     1. Except as otherwise provided        1. Except as otherwise provided by
by law or by these Articles of         law or by these Articles of
Incorporation, all resolutions of a    Incorporation, all resolutions of a
general meeting of shareholders shall  general meeting of shareholders shall be
be adopted by a majority of votes      adopted by a majority of votes held by
held by the attending shareholders.    the attending shareholders entitled to
                                                                  -----------
                                       exercise their voting rights.
                                       ----------------------------

     2. Resolutions to be adopted           2. Resolutions provided for in
                    -------------                          ---------------
pursuant to Article 343 of the         Article 309, Paragraph 2 of the Company
------------------------------         ---------------------------------------
Commercial Code may be adopted by not  Law may be adopted by not less than
---------------                        ---
less than two-thirds of the votes      two-thirds of the votes held by the
held by the attending shareholders who attending shareholders who hold not
hold not less than one-third of the    less than one-third of the votes of
votes of all shareholders.             shareholders entitled to exercise
         ---                                        --------------------
                                       their voting rights.
                                       -------------------


Article 14. (Exercise of Voting Rights Article 17. (Exercise of Voting Rights
        --   by Proxy)                         --   by Proxy)

     When a shareholder or its legal        (This Article will be amended to
representative is not able to attend a make partial modifications of description
general meeting of shareholders        only in Japanese. No modification of
personally, he may entrust his voting English translation of this Article is rights to an attending shareholder who necessary.)
has voting rights. However, a document
evidencing the authority of a proxy
must be filed with the Corporation.


Article 15. (Adjournment or Change of  Article 18. (Adjournment or Change of
        --   Location of the Meeting)          --   Location of the Meeting)

     The chairman, in accordance with       (This Article will be amended to
a resolution adopted at a general      make partial modifications of description
meeting of shareholders, may adjourn, only in Japanese. No modification of or change the location of the meeting. English translation of this Article is necessary.)


Article 16. (Minutes)                  Article 19. (Minutes)
        --                                     --

     The substance of the proceedings       The substance of the proceedings at
at a general meeting of shareholders   a general meeting of shareholders and
and the results thereof shall be       the results thereof, as well as other
recorded in the minutes, and the                          ------------------
chairman, other Directors and          matters provided for in laws and
Corporate Executive Officers present   --------------------------------
shall inscribe their names and affix   regulations, shall be recorded in the
their seals thereon or put their       ------------
electronic signature thereon.          minutes, and the chairman, other
                                       Directors and Corporate Executive
                                       Officers present shall inscribe their
                                       names and affix their seals thereon or
                                       put their electronic signature
                                       thereon.


Article 16-2. (General Meeting of
---------------------------------
               Holders of Class of
               -------------------
               Shares)
               ------

     1. A general meeting of holders of     (Deleted)
     ----------------------------------
a class of shares shall be convened
-----------------------------------
whenever necessary in any of the Wards
--------------------------------------
of Tokyo in accordance with a
-----------------------------
resolution of the Board of Directors
------------------------------------
of the Corporation.
------------------

     2. The provisions of Articles 12,
     ---------------------------------
14, 15 and 16 shall be applied mutatis
--------------------------------------
mutandis to the general meetings of
-----------------------------------
holders of a class of shares.
----------------------------


              CHAPTER IV               (Not amended)
  DIRECTORS, BOARD OF DIRECTORS AND
              COMMITTEES

Article 17. (Election of Directors)    Article 20. (Election of Directors)
        --                                     --

     1. Directors shall be elected at       (Not amended)
the general meetings of shareholders.

     2. In order to adopt a resolution      2. In order to adopt a resolution
for the election of Directors, the     for the election of Directors, the
attendance of shareholders holding not attendance of shareholders holding not
less than one-third of the voting      less than one-third of the voting
rights of the total shareholders shall rights of shareholders entitled to
          ---------                                           -----------
be required.                           exercise their voting rights shall be
                                       ----------------------------
                                       required.

     3. With respect to resolutions         (Not amended)
for the election of Directors, no
cumulative voting shall be used.


Article 18. (Term of Office of         Article 21. (Term of Office of
        --   Directors)                        --   Directors)

     1. The term of office of a             1. The term of office of a Director
Director shall expire at the           shall expire at the conclusion of the
conclusion of the ordinary general     ordinary general meeting of
meeting of shareholders held with      shareholders held with respect to the
respect to the last closing of         last business year ending within one
                    ----------              --------------------
accounts within one year after his or  year after his or her election.
--------                                                     --------
her assumption of office.
    --------------------

     2. The term of office of a             (Not amended)
Director elected to fill a vacancy or
to increase the number of Directors
shall be the same as the remaining term
of office of the other Directors then
in office.


Article 19. (Limitation of Liabilities Article 22. (Limitation of Liabilities
        --   of Directors and Liability        --   of Directors and Liability
             Limitation Agreement with              Limitation Agreement with
             Outside Directors)                     Outside Directors)

     1. The Corporation may, by a           1. The Corporation may, by a
resolution of the Board of Directors   resolution of the Board of Directors
of the Corporation, exempt Directors   of the Corporation, exempt Directors
from their liabilities provided for in from their liabilities provided for in
Article 21-17, Paragraph 1 of the      Article 423, Paragraph 1 of the
------- -------------------------      -------------------------------
Audit Special Exceptions Law to the    Company Law, to the extent permitted
----------------------------           -----------
extent permitted by law.               by law.

     2. The Corporation may enter into      2. The Corporation may enter into a
a liability limitation agreement with  liability limitation agreement with
outside Directors which limits the     outside Directors, which shall limit
                        ------                                  -----------
maximum amount of their liabilities    the maximum amount of their
provided for in Article 21-17,         liabilities provided for in Article
                --------------                                     -------
Paragraph 1 of the Audit Special       423, Paragraph 1 of the Company Law to
--------------------------------       -----------------------------------
Exceptions Law to the higher of either the higher of either thirty million
--------------                         yen (30,000,000 yen) or an aggregate
thirty million yen (30,000,000 yen) or sum of the amounts prescribed in each
an aggregate sum of the amounts        item of Article 425, Paragraph 1 of
prescribed in each item of Article             ---------------------------
                           -------     the Company Law.
266, Paragraph 19 of the Commercial    ---------------
-----------------------------------
Code that shall be applied mutatis
----------------------------------
mutandis to the case by application of
--------------------------------------
Article 21-17, Paragraph 5 of the
---------------------------------
Audit Special Exceptions Law.
----------------------------


Article 20. (Board of Directors)       Article 23. (Board of Directors)
        --                                     --

     1. The Directors of the                (Not amended)
Corporation shall constitute the Board
of Directors of the Corporation.

     2. The Board of Directors of the       (Not amended)
Corporation shall make decisions
concerning the affairs of the
Corporation as provided by law and by
these Articles of Incorporation, as
well as all other important affairs of
the Corporation, and supervise the
performance of the duties of the
Directors and Corporate Executive
Officers.


Article 21. (Holding of Meetings of    Article 24. (Holding of Meeting of the
        --   the Board of Directors)           --   Board of Directors)

     Meetings of the Board of Directors     (Not amended)
of the Corporation shall be either of
ordinary or extraordinary meetings.
Ordinary meetings of the Board of
Directors of the Corporation shall be
held at least once every three months,
while extraordinary meetings of the
Board of Directors of the Corporation
shall be held whenever necessary.


Article 22. (Notice of Convocation of  Article 25. (Notice of Convocation of
        --   the Board of Directors)           --   the Board of Directors)

     Notice of a meeting of the Board       (Not amended)
of Directors of the Corporation, giving
the date, location and agenda, shall
be sent to each Director at least five
days prior to the meeting; provided,
however, that in case of urgency, such
period may be shortened.


Article 23. (Method of Adopting        Article 26. (Method of Adopting
        --   Resolutions of the Board          --   Resolutions of the Board of
             of Directors)                          Directors)

     Resolutions of the Board of            1. Resolutions of the Board of
Directors of the Corporation shall be       -
adopted by a majority of the Directors Directors of the Corporation shall be
present, which present Directors       adopted by a majority of the Directors
shall constitute in number a majority  present, which present Directors shall
of the total number of Directors.      constitute, in number, a majority of
                                       the total number of Directors entitled
                                                                     --------
                                       to vote.
                                       -------

     (New article)                          2. Notwithstanding the preceding
                                            --------------------------------
                                       paragraph, in accordance with Article
                                       -------------------------------------
                                       370 of the Company Law, the
                                       ---------------------------
                                       Corporation may deem that the matters
                                       -------------------------------------
                                       to be resolved by the Board of
                                       ------------------------------
                                       Directors are adopted by a resolution
                                       -------------------------------------
                                       of the Board of Directors when all the
                                       --------------------------------------
                                       Directors express their agreement to
                                       ------------------------------------
                                       such matters.
                                       ------------


Article 24. (Minutes of the Board of   Article 27. (Minutes of the Board of
        --   Directors)                        --   Directors)

     The substance of proceedings of a      The substance of the proceedings of
meeting of the Board of Directors of                         ---
the Corporation and the results        a meeting of the Board of Directors of
thereof shall be recorded in the       the Corporation and the results
minutes, and the attending Directors   thereof, as well as other matters
shall inscribe their names and affix            ------------------------
their seals thereon or put their       provided for in laws and regulations,
electronic signatures thereon.         ------------------------------------
                                       shall be recorded in the minutes, and
                                       the attending Directors shall inscribe
                                       their names and affix their seals
                                       thereon or put their electronic
                                       signatures thereon.


Article 25. (Nominating Committee,     Article 28. (Nominating Committee,
        --   Audit Committee and               --   Audit Committee and
             Compensation Committee)                Compensation Committee)

     Each of the Nominating Committee,      (Not amended)
the Audit Committee and the Compensation
Committee shall make decisions on the
matters prescribed by law, and
respectively shall exercise their
power and authority which are required
in performing their respective
business.


Article 26. (Organization of Each      Article 29. (Organization of Each
        --   Committee)                        --   Committee)

     1. Each Committee shall consist        1. Each Committee shall consist of
of three (3) or more Directors, a      three (3) or more Directors, a
majority of whom shall be outside      majority of whom shall be outside
Directors not being in office as       Directors; provided, however, that a
          ----------------------       Director who is a member of the Audit
Corporate Executive Officers;          Committee shall not concurrently be in
----------------------------           office as a Corporate Executive
provided, however, that a Director who Officer, a Director who operates the
is a member of the Audit Committee              ---------------------------
shall not concurrently be in office as business, an Accounting Counselor a Corporate Executive Officer, general ---------------------------------
                               ------- (kaikeisanyo), a general manager
manager (shihainin) or any other       --------------------------------
--------------------------------       (shihainin) or any other employee of
employee of the Corporation or its     ------------------------------------
----------------------------------     the Corporation or its subsidiaries.
subsidiary, or a Director who operates -----------------------------------
--------------------------------------
the business of such subsidiary.
-------------------------------

     2. Directors who are to be members     (Not amended)
of any Committee shall be determined by
a resolution of the Board of Directors
of the Corporation.


              CHAPTER V                (Not amended)
     CORPORATE EXECUTIVE OFFICERS

Article 27. (Election of Corporate     Article 30. (Election of Corporate
        --   Executive Officers)               --   Executive Officers)

     Corporate Executive Officers shall     (This Article will be amended to
be appointed by a resolution of the    make partial modifications of description
Board of Directors of the Corporation. only in Japanese. No modification of
                                       English translation of this Article is
                                       necessary.)


Article 28. (Term of Office of         Article 31. (Term of Office of
        --   Corporate Executive               --   Corporate Executive
             Officers)                              Officers)

     1. The term of office of a             1. The term of office of a Corporate
Corporate Executive Officer shall      Executive Officer shall expire at the
expire at the conclusion of the first  conclusion of the first meeting of the
meeting of the Board of Directors of   Board of Directors of the Corporation
the Corporation held immediately after convened immediately after the
                ----                   --------
the conclusion of the ordinary general conclusion of the ordinary general
meeting of shareholders held with      meeting of shareholders held with
respect to the last closing of         respect to the last business year
                    ----------                             -------------
accounts within one year after his or  ending within one year after his or
--------                               ------
her assumption of office.              her election.
    --------------------                   --------

     2. The term of office of a             (Not amended)
Corporate Executive Officer elected to
fill a vacancy or to increase the
number of Corporate Executive Officers
shall be the same as the remaining term
of office of the other Corporate
Executive Officers then in office.


Article 29. (Representative Corporate  Article 32. (Representative Corporate
        --   Executive Officers)               --   Executive Officers)

     Corporate Executive Officers who       (This Article will be amended to
shall represent the Corporation shall  make partial modifications of description
be appointed by a resolution of the    only in Japanese. No modification of
Board of Directors of the Corporation. English translation of this Article is necessary.)


Article 30. (Limitation of Liabilities Article 33. (Limitation of Liabilities
        --   of Corporate Executive            --   of Corporate Executive
             Officers)                              Officers)

     The Corporation may, by a              The Corporation may, by a resolution
resolution of the Board of Directors   of the Board of Directors of the
of the Corporation, exempt Corporate   Corporation, exempt Corporate
Executive Officers from their          Executive Officers from their
liabilities provided for in Article    liabilities provided for in Article
                            -------                                -------
21-17, Paragraph 1 of the Audit        423, Paragraph 1 of the Company Law,
-------------------------------        -----------------------------------
Special Exceptions Law to the extent   to the extent permitted by law.
----------------------
permitted by law.


              CHAPTER VI               (Not amended)
               ACCOUNTS

Article 31. (Business Year and Closing Article 34. (Business Year)
        --                 -----------         --
             of Accounts)
             -----------
     The business year of the               The business year of the Corporation
Corporation shall commence on April 1  shall commence on April 1 of each year of each year and shall end on March 31 and shall end on March 31 of the next
of the next following year, and the    following year.
                            -------
Corporation's accounts shall be closed
--------------------------------------
at the end of each March 31.
---------------------------


Article 32. (Dividends)                Article 35. (Dividends from Surplus)
        --                                     --             ------------

     Dividends shall be paid to             1. The Corporation may determine the
     --------------------------             ------------------------------------
shareholders or registered pledgees    matters provided for in each item of
-----------------------------------    ------------------------------------
whose names appear on the register of  Article 459, Paragraph 1 of the
-------------------------------------  -------------------------------
shareholders as of the close of the    Company Law by a resolution of the
-----------------------------------    ----------------------------------
last day of each accounting period.    Board of Directors without a
----------------------------------     ----------------------------
                                       resolution of a general meeting of
                                       ----------------------------------
                                       shareholders.
                                       ------------

     (New Article)                          2. The Corporation may make
                                            ---------------------------
                                       distribution of surplus in cash
                                       -------------------------------
                                       (hereinafter referred to as the
                                       -------------------------------
                                       "Dividends") to shareholders or
                                       -------------------------------
                                       registered share pledgees whose names
                                       -------------------------------------
                                       appear on the register of shareholders
                                       --------------------------------------
                                       as of the close of March 31 or
                                       ------------------------------
                                       September 30 of each year.
                                       -------------------------


Article 33. (Interim Dividends)
------------------------------

     1. The Corporation may, by a           (Deleted)
     ----------------------------
resolution of the Board of Directors
------------------------------------
of the Corporation, pay to the
------------------------------
Shareholders of Common Stock and/or
-----------------------------------
the Registered Pledgees of Common
---------------------------------
Stock whose names appear on the
-------------------------------
register of shareholders as of the
---------------------------------
close of September 30 every year
--------------------------------
(hereinafter referred to as the
-------------------------------
"Record Date for Interim Dividends") a
--------------------------------------
cash distribution (referred to as the
-------------------------------------
"Interim Dividends" in these Articles
-------------------------------------
of Incorporation) in accordance with
------------------------------------
Article 293-5 of the Commercial Code.
-------------------------------------
The Corporation may pay the Interim
-----------------------------------
Dividends even if no resolution of the
--------------------------------------
Subsidiary's Board of Directors
-------------------------------
prescribed in the following paragraph
-------------------------------------
with respect to the relevant Record
-----------------------------------
Date for Interim Dividends is made,
-----------------------------------
and, thus, no amount exists to be
---------------------------------
distributed pursuant to the provisions
--------------------------------------
of the following paragraph.
---------------------------

     2. (Omitted)


Article 34. (Expiration Period)        Article 36. (Expiration Period)
        --                                     --

     In case a dividend, or a cash          In case Dividends shall not be
             ---------------------                  ---------
distribution pursuant to the           received within five (5) years after
----------------------------           the due date of each payment, the
provisions of the preceding Article,   Corporation shall be relieved of the
-----------------------------------    obligation for the payment thereof.
shall not be received within five (5)  Dividends payable shall bear no
years after the due date of each                 -------
payment, the Corporation shall be      interest.
relieved of the obligation for the
payment thereof. Dividends and cash
                           --------
distributions pursuant to the
-----------------------------
preceding Article shall bear no
-----------------
interest.


Article 35. (Conversion of Convertible Article 37. (Conversion of Convertible
        --   Debentures and Dividends)         --   Debentures and Dividends)

     1. With respect to the calculation     1. With respect to the calculation
of the first dividend to be paid on    of the first Dividends to be paid on
             --------                               ---------
shares issued upon conversion of       shares issued upon conversion of
convertible debentures, such           convertible debentures, such
conversion shall be deemed to have     conversion shall be deemed to have
occurred at the beginning of the       occurred at the beginning of the
business year in which the conversion  business year in which the conversion
was applied for.                       was applied for.

     2. For purposes of applying the        2. For purposes of applying the
preceding paragraph, each cash         preceding paragraph, the period from
                     ---------         April 1 to September 30 of the same
distribution pursuant to Article 33    year and the period from October 1 to
-----------------------------------             ----------
above shall be deemed a dividend, and March 31 of the next following year, ------------------------------------- shall be deemed business years, the periods from April 1 to September  respectively.
30 of the same year, and from October
1 to March 31 of the next following
year, shall be deemed business years,
respectively.


Article 35-2. (Compulsory Conversion   (Deleted)
------------------------------------
               of Shares of Subsidiary
               -----------------------
               Tracking Stock and
               ------------------
               Dividends)
               ---------

(Omitted)


             CHAPTER VII                            CHAPTER VII
       MISCELLANEOUS PROVISION                MISCELLANEOUS PROVISIONS


Article 36. (Transfer Agent with
--------------------------------
             respect to bonds)
             ----------------

     The Corporation may appoint a          (Deleted)
     -----------------------------
transfer agent or agents with respect
-------------------------------------
to bonds.
--------


Article 37. (Limitation of Liabilities Article 38. (Transitional Measures for
        --   -------------------------         --   -------------------------
             of Directors and Statutory             Limitation of Liabilities of
             --------------------------             ----------------------------
             Auditors prior to the                  Directors, Statutory
             ---------------------                  --------------------
             Corporation becoming a                 Auditors and Corporate
             ----------------------                 ----------------------
             Corporation Having                     Executive Officers)
             ------------------                     ------------------
             Committees)
             ----------

     1. The Corporation may, by a           1. The Corporation may, by a
resolution of the Board of Directors   resolution of the Board of Directors
of the Corporation, exempt Directors   of the Corporation, exempt Directors
from their liabilities arising in      from their liabilities arising in
connection with the actions provided   connection with the actions provided
for in Article 266, Paragraph 1, Item for in Article 266, Paragraph 1, Item 5 of the Commercial Code that occurred 5 of the Commercial Code, not as
prior to the close of the 86th                                   ------
ordinary general meeting of            amended (hereinafter referred to as
shareholders to the extent permitted   -----------------------------------
by law.                                the "Old Commercial Code") by the Law
                                       -------------------------------------
                                       for Maintenance, Etc. of Relevant Laws
                                       --------------------------------------
                                       Relating to the Enforcement of the
                                       ----------------------------------
                                       Company Law (Law No. 87, 2005;
                                       ------------------------------
                                       hereinafter referred to as the
                                       ------------------------------
                                       "Maintenance Law") that occurred prior
                                       ------------------
                                       to the close of the 86th ordinary
                                       general meeting of shareholders, to
                                       the extent permitted by law.

     2. The Corporation may, by a           2. The Corporation may, by a
resolution of the Board of Directors   resolution of the Board of Directors
of the Corporation, exempt Statutory   of the Corporation, exempt Statutory
Auditors from their liabilities        Auditors from their liabilities under
arising prior to the close of the 86th                                 -----
ordinary general meeting of            the Old Commercial Code arising prior
shareholders to the extent permitted   -----------------------
by law.                                to the close of the 86th ordinary
                                       general meeting of shareholders, to
                                       the extent permitted by law.

     (New Article)                          3. The Corporation may, by a
                                            ----------------------------
                                       resolution of the Board of Directors
                                       ------------------------------------
                                       of the Corporation, exempt Directors
                                       ------------------------------------
                                       and Corporate Executive Officers from
                                       -------------------------------------
                                       their liabilities provided for in
                                       ---------------------------------
                                       Article 21-17, Paragraph 1 of the Law
                                       -------------------------------------
                                       for Special Exceptions to the
                                       -----------------------------
                                       Commercial Code Concerning Audits,
                                       ----------------------------------
                                       Etc. of Kabushiki-kaisha arising prior
                                       --------------------------------------
                                       to the enactment of the Maintenance
                                       -----------------------------------
                                       Law, to the extent permitted by law.
                                       -----------------------------------

                                       (Supplementary Provisions)
                                       --------------------------

     (New Article)                          Change of the location of the head
                                            ----------------------------------
                                       office shall take effect from the date
                                       --------------------------------------
                                       of the removal of the head office,
                                       ----------------------------------
                                       which date is determined by a
                                       -----------------------------
                                       resolution of the Board of Directors
                                       ------------------------------------
                                       of the Corporation to be held by March
                                       --------------------------------------
                                       31, 2007 or determined by a Corporate
                                       -------------------------------------
                                       Executive Officer to whom the
                                       -----------------------------
                                       determination has been delegated by a
                                       -------------------------------------
                                       resolution of the Board of Directors
                                       ------------------------------------
                                       adopted by March 31, 2007.
                                       --------------------------

                                            These supplementary provisions shall
                                            ------------------------------------
                                       be automatically deleted as of the
                                       ----------------------------------
                                       effective date described in the
                                       -------------------------------
                                       preceding paragraph.
                                       --------------------